October 18, 2010
Jeff Jaramillo
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Molex Incorporated Annual Report on Form 10-K for the fiscal year ended June 30, 2010 Filed August 3, 2010 File No. 000-07491
Dear Mr. Jaramillo:
This letter sets forth the responses of Molex Incorporated (the “Company”) to the Staff’s comments relating to the Company’s Form 10-K for the fiscal year ended June 30, 2010 contained in your letter dated October 5, 2010 (the “Comment Letter”).
We appreciate your review and comments and are committed to providing you with the information you have requested. Our responses are set forth below and are numbered to correspond to the numbers of the Comment Letter. For ease of reference, we have excerpted the Staff’s comments below. Each response addresses the specific question posed and, where appropriate, commits to actions in future filings.
Form 10-K for the Year Ended June 30, 2010
Item 6. Selected Financial Data, page 25
Comment No. 1
After comparing information included in this section of your June 30, 2009 Form 10-K to the equivalent amounts herein, we noted there were changes in your net income and income before taxes line items as part of your restatement in 2007 and 2006. Given the referenced changes, tell us why the impact of the “after tax net loss on unauthorized activities in Japan” is $0 for 2007 and 2006. Please also tell us the reason the referenced line items changed (were restated) during 2007 and 2006.
Response to Comment No. 1
Given the referenced changes, tell us why the impact of the “after tax net loss on unauthorized activities in Japan” is $0 for 2007 and 2006.

October 18, 2010

     The after-tax net loss on unauthorized activities in Japan for fiscal 2007 and 2006 was $6,001,000 and $7,269,000, respectively. These amounts were inadvertently omitted from note (1) below the table in Item 6. These amounts represent 2.4% and 3.2% of net income in fiscal 2007 and 2006, respectively. We will correct this table and disclose these amounts in future filings.
Please also tell us the reason the referenced line items changed (were restated) during 2007 and 2006.
     The referenced line items changed during 2007 and 2006 due to the restatement of the historical consolidated financial statements resulting from unauthorized activities in Japan and completion of a study to determine if historical tax transactions and balances had been recognized appropriately. As referenced in note (4) of the table in Item 6, more information on the restatement is available in note 3 to the consolidated financial statements.
     Following are the reasons the referenced line items were restated during 2007 and 2006 (in thousands):

	2007	2006
Income (loss) before income taxes:
As reported	$338,257	$327,884
Japan	(9,413)	(11,313)

As restated	328,844	316,571

Net income (loss):
As reported	$240,768	$236,091
Japan	(6,001)	(7,269)
Tax	10,977	—

As restated	245,744	228,822
Financial Statements, page 47
Notes to Consolidated Financial Statements, page 52
Notes 3, Restatement of Prior Financial Statements, page 56
Comment No. 2
We noted the following with regards to the timing of your disclosure regarding the unauthorized activities in Japan:

October 18, 2010

•	First, we noted that in an Item 8.01 Form 8-K dated April 9, 2010 you disclosed that you learned that an individual working in Molex Japan’s finance group obtained unauthorized loans that you believed to be in the range of $175 million.

•	Second, we noted your discussion included as part of your April 27, 2010 third quarter press release, that the individual admitted to forging documentation in arranging and concealing the transactions and at that time, the total amount involved in this fraud scheme had been estimated to be approximately $193.2 million, of which you recognized a pretax loss in the March 2010 quarter of $31.0 million and disclosed a contingent liability of $162.2 million.

•	Third, we noted that a significant amount of time passed and it was not until August 3, 2010 that you filed an Item 4.02 Form 8-K, in which you explain that on August 2, 2010 your independent accountants and your Audit Committee met to consider the accounting for the unauthorized activities in Japan and errors in tax related accounts in prior periods and it was at this time that the parties determined that your financial statements for 2009 and 2008 should be restated and those related financial statements previously filed should not be relied upon.

•	Finally, we noted that immediately after the filing of the Item 4.02 Form 8-K you filed your Form 10-K for the year ended June 30, 2010 which included restated financial statements for 2009 and 2008.
It does not appear that any of the significant facts and circumstances regarding the unauthorized activity changed from your initial disclosure in April 2010. Please tell us why you did not file an Item 4.02 Form 8-K at that time. Please tell us why it was not until August 3, 2010, immediately preceding your Form 10-K filing with restated 2009 and 2008 financial statements that you filed the Item 4.02 Form 8-K.
Response to Comment No. 2
     Our response is contained in a separate letter.
* * *
Further, we acknowledge the following:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 18, 2010

If you have any further comments or questions regarding this letter, please contact me at (630) 527-4840.

Very truly yours,

MOLEX INCORPORATED

/s/ Mark R. Pacioni

Mark R. Pacioni
Corporate Secretary